EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

("Telkom")

Telkom SA Limited – Africa Online

Following the RNS announcement in London on Monday 12 February 2007 by

African Lakes Corporation, Telkom confirms that it is in discussions with African

Lakes Corporation about the potential acquisition of its subsidiary, Africa Online.

Africa Online is an internet service provider active in Cote d'Ivoire, Ghana, Kenya,

Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Johannesburg

12 February 2007

Sponsor: UBS